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                           August 17, 2023

       Sandesh Seth
       Chairman and Chief Executive Officer
       Actinium Pharmaceuticals, Inc.
       100 Park Ave., 23rd Floor
       New York, NY 10017

                                                        Re: Actinium
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2023
                                                            File No. 333-273911

       Dear Sandesh Seth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jayun Koo